FORM 6_K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15-d-16

Of the Securities Exchange Act of 1934

For the Month of May 2003

SAMEX MINING CORP.

301 – 32920 Ventura Avenue, Abbotsford, BC, Canada, V2S 6J3

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

.

 S  A   M   E   X      M   I   N   I   N   G      C   O  R  P   .

CORPORATE OFFICE 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 800-828-1488 E-MAIL: samex@telus.net TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No. 3-03

May 28, 2003

SAN PEDRO PRECIOUS METAL PROSPECT, EL ZORRO DISTRICT, CHILE

SAMEX has begun to evaluate its 100% owned San Pedro prospect, which is one of several multi-million ounce precious metal exploration targets within the recently acquired, El Zorro district in Chile.

The geologic setting of San Pedro is a gold-mineralized breccia body where sporadic small mining activity has been carried out since the early 1960’s.  Initially, exploitation was via shafts and narrow workings exploiting higher grade zones.  Later production came from an irregular open cut that now measures +400-meters long, up to 70-meters across, and up to 20-meters deep.  Several declines were then driven down into the breccia body from the pit floor.  (See www.samex.com for pictures).

SAMEX has completed a first-pass, but thorough, evaluation of a data package provided by the previous owners from their intermittent exploration work carried out at the San Pedro gold prospect between 1979 and 1997.  This previous exploration work included: geologic mapping, rock-chip sampling, metallurgical test work, and a limited amount of reverse-circulation drilling in 1991.  The gold content of the breccia body is shown by the considerable number of rock-chip sample results (311 samples) to be variable (<0.010g/mt to 37.000 g/mt).  Mineralized material sampled typically contained 1.0 to 6.0 g/mt gold.  Their review of available production records showed the typical tenor of ore shipments to range between 6 to 8 grams/metric ton gold.  Metallurgical tests on bulk samples by the previous owners in 1983 found that 86% recovery of gold could be attained via simple grinding and cyanidization.

Dimensions of the area of exposed breccia outcrops are approximately 500 meters in length and 30 to 120 meters in width.  Based on the geologic mapping, distribution of mine workings, and drilling results, the exploration target at San Pedro is permissive for the discovery of greater than eight million cumulative metric tons of 2.70 g/mt gold per 100 meters of depth (+/-700,000 contained ounces).  The breccia body is open- ended at depth and may continue to the west beneath shallow cover for an additional 500 meters of strike length.  Outcrops, further west of the projected possible covered trace of the breccia, are cut by gold mineralized vein structures.  If present, the possible westward extent of the mineralized breccia would substantially increase the size of the exploration target and be permissive for the discovery of greater than 20 million metric tons per 100 meters of depth (+/-1,750,000 contained ounces).

The proposed initial exploration work by SAMEX will be focused on geological mapping, sampling/assaying and outlining the full extent of the breccia body beneath cover followed by a core drilling program of four to six HQ core holes to 200 meters depth each to initially test down into and across the gold-mineralized breccia.

The San Pedro exploration prospect, at El Zorro, is readily accessible from the paved Pan American highway (12kms) and is well situated for mining infrastructure being surrounded by low lying hills and rolling pampa.  SAMEX is working to secure exploration funding.

The vendor retains a back-in right to earn an interest in the property in the event that  SAMEX discovers a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing SAMEX three times the expenditures incurred, and up to 51% interest by  expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.  (See News Release No. 1-03)

“Jeffrey P. Dahl”,
President

This News Release has been prepared by Robert E. Kell, Vice President - Exploration for SAMEX Mining Corp.  Mr. Kell is a “qualified person” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP. (Registrant) By: “Larry D. McLean” Larry D. McLean, Vice President Operations

Dated:  May 29, 2003